Exhibit 99.1

InterCure Announces Expansion of its Strategic partnership with Cookies to Germany

InterCure expands its European footprint to launch Cookies Corners licensed pharmacies in Germany alongside differentiated online platforms with the official cookies retail experience, enhancing branded product offerings with the most-recognized global cannabis brand.

NEW YORK & HERZLIYA, Israel, August 28, 2024 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading vertically integrated medical cannabis company outside of North America, is announcing a new strategic agreement with Cookies, the globally recognized cannabis brand, to cultivate, manufacture, import and distribute Cookies’ branded products, produced from its cultivation and manufacturing facilities, initially in 8 licensed branded pharmacies across Germany, through Cookies Corners. This agreement marks an expansion of InterCure and Cookies’ partnership footprint in Europe now covering the UK, Austria, and Germany, alongside strategic collaborations in Israel.

Under the terms of the new agreement, InterCure will cultivate, and manufacture Cookies licensed genetics and products at its global supply chain facilities. InterCure’s EU-GMP manufacturing sites will import, register, and produce Cookies-branded products, including future range of next-generation offerings such as live resin and live rosin products and vapes. These products will be dispensed through InterCure’s Cookies Corner licensed pharmacies and online platforms, differentiated by the official Cookies retail experience.

This agreement follows the passage of Germany’s “CanG” Cannabis Act on April 1st, 2023. Notably, according to a recent report from Bloomwell Group, the number of medical cannabis prescriptions in Germany increased by 400 percent from March to June 2024, highlighting the significant impact of the new legislation on the market.1

Cookies is globally recognized as one of the most sought-after and best-selling cannabis brands, with a rapidly expanding international presence. Its diverse portfolio, featuring over 70 proprietary cannabis cultivars and more than 2,000 products, has established Cookies’ reputation for delivering premium quality to consumers worldwide. Drawing on the unique Cookies retail experience and cutting-edge genetics, along with InterCure’s established reputation as the leading vertically integrated medical cannabis company outside North America operating over 25 pharmaceutical cannabis pharmacies, this partnership is set to deliver cannabinoid therapeutics that meet the most rigorous standards in some of the fastest-growing markets worldwide.

“We are excited to strengthen our partnership with Cookies and extend our reach into Germany, a pivotal market for medical cannabis in Europe,” said Alexander Rabinovitch, CEO of InterCure. “This agreement enables us to introduce Cookies’ globally renowned retail experience to the fast growing German market through Cookies Corners to be located in 8 major German cities advancing our commitment to providing access to high-quality, pharma-grade cannabis on a global scale. With Germany’s recent Cannabis reform, the European market is on the cusp of significant growth, and we look forward to making one of the world’s leading cannabis brands accessible to patients in Germany, Austria and the UK.”

1 https://businessofcannabis.com/new-report-on-germanys-medical-cannabis-market-indicates-that-german-market-is-prepared-for-rapid-growth

Parker Berling, President of Cookies, commented: “Our partnership with InterCure is opening new doors in Europe, and I’m especially excited to bring Cookies Corners to Germany, for the first time. The momentum around cannabis legalization here is truly groundbreaking and signals a new era for the entire continent. Berner’s connection to Germany goes beyond business—his music found an unexpected audience here, where he had the chance to experience the vibrant culture firsthand. With the UK also playing a pivotal role in the rise of California cannabis, we’re now set to bring our unique genetics and passion for quality to European patients through this collaboration.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit www.intercure.co.

About Cookies

Cookies is the most globally recognized cannabis company; founded in 2010 by Billboard-charting rapper and entrepreneur Berner and Bay Area breeder and cultivator Jai. The company creates game-changing genetics and offers a collection of over 70 proprietary cannabis cultivars and more than 2,000 products. Headquartered in San Francisco, the company is actively involved in advocacy and social impact initiatives to enrich communities disproportionately impacted by the War on Drugs. Cookies opened its first retail store in 2018 in Los Angeles, has since expanded to over 70 retail locations in over 20 markets across 6 countries, and was recently named one of America’s Hottest Brands of 2021 by Ad Age; the first cannabis brand to ever receive this accolade.

To learn more about Cookies, visit cookies.co

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its expansion strategy to major markets worldwide, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co